Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

November 2, 2017

United States Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:                             Boulevard Acquisition Corp II Cayman Holding Company
Registration Statement on Form F-4
Filed September 12, 2017

File No. 333-220428

Dear Ms. Long:

This letter is submitted on behalf of Boulevard Acquisition Corp II Cayman Holding Company (the “Company”), Boulevard Acquisition Corp. II (“Boulevard”) and Estre Ambiental S.A. (“Estre”) in response to the comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 filed with the Commission on September 12, 2017 (“Registration Statement”), as set forth in the Staff’s letter dated October 10, 2017 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Greenberg Traurig, LLP by the Company, Boulevard and Estre.

General

1.                                      Please revise your registration statement to place the prospectus cover page at the front of the prospectus. The prospectus cover page should include all of the information required by Item 501 of Regulation S-K, should include only key information about the transaction if not required by Item 501, and should not exceed one page. It may be formatted as a letter to shareholders, but must meet these cover page requirements.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to place the prospectus cover page at the front of the prospectus. The Company advises the Staff that the final prospectus cover page will not exceed one page.

2.                                      We remind you that Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. For example, we note that you present revenues from services rendered (excluding revenues from divested operations) and Adjusted EBITDA Margin, without presenting the corresponding IFRS determined amount. Please also see Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to present the most directly comparable GAAP measure with equal or greater prominence to each non-GAAP measure presented in Amendment No. 1.

3.                                      You state that Boulevard’s outstanding shares will be converted into one-for-one Newco shares. Please clarify in your disclosures if there will be any different accounting treatment of Class A and Class B common shares in this conversion.

Response: The Company expects that the Boulevard Class B Common Stock will be accounted for in the consolidated financial statements of the Company as a non-controlling interest in Boulevard, which will be a subsidiary of the Company following the consummation of the Business Combination. The conversion of the Boulevard Class A Common Stock will be accounted for as an exchange of cash for newly issued Ordinary Shares of the Company.

4.                                      Please disclose the accounting impact of converting the Boulevard warrants to Newco warrants.

Response: The Company respectfully advises the Staff that the Boulevard Warrants were classified as equity, and the Company does not anticipate that there would be any accounting impact of converting the Boulevard Warrants into Converted Warrants as there will be no changes to their underlying terms.

Questions and Answers About the Business Combination, page 4

Q. Why is Boulevard proposing the Business Combination Proposal?, page 5

5.                                      Please revise to discuss why Boulevard is proposing the business combination with Estre.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 1 to discuss Boulevard’s reasons for proposing the business combination with Estre.

Q. What equity stake will current Boulevard stockholders and Estre shareholders…, page 6

6.                                      Please revise your answer to include a scenario where the 28,250,000 Boulevard Class A Common Stock warrants are exercised. Please make corresponding revisions where appropriate. In this regard, we note that similar disclosure appears on page 38 of your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, 41 and 145 of Amendment No. 1 to include a scenario where warrants to purchase 28,250,000 shares of Boulevard Class A Common Stock are exercised.

Q. Did Boulevard’s board of directors obtain a third-party valuation or fairness…, page 10

7.                                      Please revise your answer to briefly disclose how the board determined that Estre’s fair market value was at least 80% of Boulevard’s.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to disclose how Boulevard’s board of directors determined that Estre’s fair market value was at least 80% of Boulevard’s net assets (excluding deferred underwriting discounts and commissions).

Summary of the Proxy Statement/Prospectus, page 18

8.                                      So that investors can better understand your disclosures regarding the mechanics of the business combination, the merger and the pre-closing restructuring, please identify each of the companies that are parties to the transaction and briefly explain their relationships to one another. For example, it is unclear whether Merger Sub is owned by Newco and whether Newco is owned by Estre or by Boulevard.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 1 to identify each of the parties to the transaction and briefly explain their relationships to one another. The Company notes that it was formed as a separate, independent entity from Boulevard and Estre for efficiencies in tax structuring for the shareholders of both Boulevard and Estre in connection with the Business Combination.

9.                                      Please revise to include a discussion of the competitive weaknesses and risks associated with Estre.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 to 35 of Amendment No. 1.

Landfills, page 24

10.                               We note that landfills represent approximately 40% of your total property, plant and equipment recorded and 12% of your total assets as of March 31, 2017. Please separately present the components of remaining capacity for each landfill by separately presenting the remaining licensed capacity versus remaining expansion capacity that is not currently licensed. In addition, if there have been any significant changes to landfill expansion capacity in the periods presented aside from the use of capacity, please disclose the nature of the changes and the corresponding impact on the capacity.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to clarify that the amounts presented correspond to licensed capacity only, not additional capacity for which licenses have not been obtained.  Licensed capacity is determined based on the requisite approval by the applicable environmental regulatory agencies, according to each landfill’s location, environmental and geological attributes. The Company has noted on page 26 of Amendment No. 1 that four of Estre’s existing landfills (Paulinia, Curitiba, Itapevi and Jardionoplis) have the potential for expanded disposal capacity beyond the amount currently licensed, with a total additional unlicensed capacity of approximately 24.2 million cubic meters as of June 30, 2017.

Please see the tabular presentation on pages 26 and 215 of Amendment No. 1 and the disclosure on pages 25, 26 and 212 to 215 of Amendment No. 1.

In response to the Staff’s comment, the Company respectfully advises the Staff that there have been no significant changes to landfill expansion capacity in the periods presented aside from the use of capacity.

Selected Historical and Projected Financial Data of Estre, page 43

11.                               In regards to your presentation of projected financial data for 2017 and 2018, please address the following:

•                  You present multiple projected non-GAAP measures. Please provide the disclosures required by Item 10(e) for these measures. Refer to Item 10(e)(2) of Regulation S-K;

•                  Please disclose your basis for assuming 100% of Estre’s existing municipal collection cleaning contracts and landfill contracts will be renewed or extended as well as your basis for assuming increases in projected revenues in 2017 and 2018. Refer to Item 10(b) of Regulation S-K; and

•                  Please expand your disclosures to address the basis for and limitations of these projections. Refer to Item 10(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 47 to 51, 53 and 132 to 134 of Amendment No. 1.

The Company has also provided a reconciliation for all projected non-GAAP measures reflecting those elements and assumptions forming the basis for such figures and, at the same time, removed from Amendment No. 1 certain other non-GAAP measures, actual and projected.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 49, 50 and 135 of Amendment No. 1 to address the limitations of these projections.

Comparative Per Share Data, page 66

12.                               In addition to the pro forma information presented, please also present the equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form F-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 1 to include the equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form F-4.

Risk Factors, page 71

Estre has engaged independent consultants to review its commercial…, page 77

13.                               It appears that Petrobras is Estre’s main client in the Oil & Gas segment. Please revise to disclose the percentage of Estre’s Oil & Gas segment that Petrobras represents. Please also clarify whether the independent consultant’s review is in connection with your response to ongoing investigations by Brazilian authorities, discussed in the immediately preceding risk factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the risk factor titled “Estre has engaged independent consultants to review its commercial relationship with Petrobras, which review has not yet been completed. Estre cannot assure you that the review, when completed, will not cause Estre to adjust its commercial relationship with Petrobras or otherwise negatively affect such relationship, which could adversely affect Estre” on pages 83 and 84 of Amendment No. 1. The revised risk factor clarifies that Petrobras is the primary customer in Estre’s Oil & Gas segment, representing 83.6% of the net revenues from services rendered for this segment in 2016 and 62.3% for the six months ended June 30, 2017. The revised risk factor further clarifies that Estre engaged independent consultants to review its commercial relationships with Petrobras mainly in response to ongoing investigations by the Brazilian authorities and other allegations related to Estre’s historical relationship with Petrobras described in greater detail under the heading “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving Estre and certain of its affiliates.” This review by the independent consultants focused on Estre’s commercial relationship with Petrobras and is in addition to the separate, already-completed review by the same independent consultants regarding Estre’s transactions with its suppliers.

Estre may be liable in connection with discontinued operations, page 84

14.                               Please revise your disclosure to quantify the risks associated with the discontinued operations.

Response: In response to the Staff’s comment, the Company has revised the risk factor titled “Estre may be liable in connection with discontinued operations over which it currently has no control” beginning on pages 89 and 90 of Amendment No. 1 to specify that the total amount of provisions recorded in connection with legal proceedings involving Doña Juana was US$70.1 thousand for which Estre could be fully or partially responsible for. As a landfill, Doña Juana’s operations are inherently susceptible to various risks, including, among others, in relation to landfill site closure and post-closure costs as well as contamination-related costs. Estre’s potential liability could be significant to the extent these risks materialize, particularly in relation to activities occurring during the period when Estre still had control.

The Company has also revised the disclosure on page 90 of Amendment No. 1 to clarify that Estre’s ongoing contractual obligations in relation to services provided to Estre O&G’s business partners are of an immaterial amount (R$1.3 million as of June 30, 2017).

In addition to these contractual liabilities, the Company has further revised the risk factor on page 90 of Amendment No. 1 to note that Estre is the subject of, or mentioned in the context of, certain allegations and investigations of misconduct in connection with its discontinued operations related to its historical oil and gas businesses, including through Estre O&G, as described elsewhere in the registration statement under the caption “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving Estre and certain of its affiliates.”

Estre’s ability to operate as a “going concern” is dependent on its ability…, page 86

15.                               Please revise this risk factor to disclose that a going concern opinion was issued and the risks associated with such opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure in this risk factor titled “Estre’s ability to operate as a “going concern” is dependent on its ability to successfully implement its restructuring plan” on pages 92 and 93 of Amendment No. 1 to disclose that a going concern opinion was issued and to address the risks in relation thereto.

Proposals to be Considered by Boulevard’s Stockholders, page 117

The Business Combination Proposal, page 117

Background of the Business Combination, page 117

16.                               Please revise to elaborate on the circumstances that led Jeff Crivello and Andreas Gruson to contact Boulevard’s acquisition team. We note your disclosures about why they chose to engage Boulevard rather than another SPAC, however, we would like you to elaborate on why Estre was interested in being acquired by a third party at all. Please also specify the type of transaction that was discussed at the end of March 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of Amendment No. 1 to elaborate on the circumstances that led Mr. Gruson and Mr. Crivello to contact Boulevard.

17.                               Please include a discussion of any material interactions that Mr. Crivello and Mr. Gruson had with Boulevard or any member of its acquisition team prior to March 2017.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that no interaction between Mr. Gruson and Mr. Crivello and Boulevard or any member of the Boulevard team occurred prior to March 2017.

18.                               Please revise your disclosure to specify the requirements of Estre’s existing shareholders that were discussed on April 13, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of Amendment No. 1.

19.                               Please elaborate on the advantages and benefits of a business combination that were discussed on April 13, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of Amendment No. 1 to elaborate on the advantages and benefits of a business combination that were discussed on April 13, 2017.

20.                               Please provide us with a copy of the Estre overview presentation that was reviewed by Boulevard on April 17, 2017.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the presentation that was reviewed by Boulevard on April 17, 2017 will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rules, such presentation is being provided together with a request that the presentation be returned promptly following completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

21.                               Please revise your disclosure to detail how the ownership percentages discussed on April 21, 2017 were determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of Amendment No. 1 to detail how the ownership percentages were determined.

22.                               Please revise your disclosure regarding the meeting between Boulevard and Citi on May 15, 2017 to include details surrounding the circumstances that led to the decision to adjust the ownership percentages associated with the business combination.

Response: The Company respectfully advises the Staff that the purpose of the meeting between Boulevard and Citi was to provide Citi with background information concerning Estre and the waste management industry in Brazil to allow Citi to advise Boulevard as to the receptivity of the U.S. capital markets to Estre and a listing of its shares. The Company further advises the Staff that there were no discussions between Citi and Boulevard regarding possible ownership percentages associated with the business combination. The Company has revised the disclosure on page 126 of Amendment No. 1 to note the date that the revised outline was submitted to Estre and the reasons for the adjustments to the ownership percentages associated with the Business Combination.

23.                               Please elaborate on the nature of the information Boulevard sought from the other investment banks that Boulevard reached out to between May 17, 2017 and May 31, 2017. In this regard, we note your disclosures that Boulevard, through its affiliation with Avenue, already had considerable expertise in the solid waste sector through its involvement with another leading waste management company. It is unclear whether you mean that Boulevard sought advice with respect to the business, or with respect to the market for or possible terms of a transaction to acquire a company in this industry, or Estre in particular. Please also tell us whether Boulevard paid any fees for such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1 to disclose that Boulevard sought advice from investment banks regarding the perception of a Brazilian waste management company by U.S. capital markets relative to publicly traded U.S. waste management companies. Boulevard did not pay any fees to these investment banks for this information.

24.                               Please expand your disclosure to provide more detail regarding both the “current political situation” and the “history of certain corruption related probes” that were discussed on July 12, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1.

25.                               Please provide us with a copy of the presentation received by Boulevard on July 19, 2017.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the presentation that was received by Boulevard on July 19, 2017 will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such presentation is being provided together with a request that the presentation be returned promptly following completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

26.                               Please revise your disclosure to include details regarding such presentation, including the oral presentation made by Sergio Pedreiro.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 to include details regarding the presentation.

27.                               Please disclose who prepared and provided the “extensive presentation” received by Boulevard’s board on August 14, 2017. Please provide us with a copy of such presentation. Note as well that if this presentation is a report, opinion, or appraisal from an outside party which materially relates to the transaction, you must provide the disclosure required by Item 1015 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 1 to disclose who prepared and provided the extensive presentation received by Boulevard’s board of directors. The Company respectfully advises the Staff that this presentation was provided on August 10, 2017 (not on August 14, 2017 as previously disclosed in the Registration Statement) by Boulevard’s management and outside legal counsel and has revised the disclosure on page 128 of Amendment No. 1 accordingly.

The Company respectfully advises the Staff that the presentation that was received by Boulevard on August 10, 2017 will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such presentation is being provided together with a request that the presentation be returned promptly following completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

28.                               Please include a discussion of any material issues discussed in the question and answer period during the August 14, 2017 meeting.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that no material issues were discussed in the question and answer period during the August 14, 2017 meeting.

Boulevard’s Board of Director’s Reasons for Approval of the Business…, page 121

General

29.                               We note your disclosure references the beliefs of Estre’s management with respect to several factors you disclose as reasons for approving the business combination. Please revise to disclose the beliefs of Boulevard’s board with respect to the beliefs of Estre’s management.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 129 to 131 of Amendment No. 1 to disclose that the beliefs of Boulevard’s board were the same as the beliefs of Estre’s management.

30.                               Please expand your disclosure regarding the negative factors considered by the Boulevard board. In this regard, we note by way of example and not limitation Estre’s substantial indebtedness and its failure to comply with the associated financial covenants, the going concern opinion received by Estre, investigations of Estre related to corruption and tax infringement, and the risk factor on page 104 addressing the risk that purchasers of Boulevard units in the initial public offering could pursue rescission because certain aspects of the Business Combination are inconsistent with the prospectus used in connection with the initial public offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 1. The Company respectfully advises the Staff that Boulevard’s board of directors did not consider Estre’s substantial indebtedness and its failure to comply with associated financial covenants or the going concern opinion received by Estre as negative factors since these matters would be resolved by the proposed Business Combination. The Company further advises the Staff that Boulevard’s board of directors believes that the Business Combination is consistent with the parameters of the disclosure included in the final prospectus in connection with Boulevard’s initial public offering. The Company also refers the Staff to the disclosure on page 135 of Amendment No. 1 which addresses Boulevard’s board of directors’ consideration of the investment criteria set forth in Boulevard’s final prospectus for its initial public offering:

“The board of directors also considered the Business Combination in light of the investment criteria set forth in Boulevard’s final prospectus for its initial public offering including, without limitation, that (i) Estre will be at a positive inflection point following a successful restructuring of its balance sheet; and (ii) based upon Boulevard’s analyses and due diligence, Estre has unrecognized value and other positive characteristics, such as competitive advantages in its industry, multiple pathways to growth and desirable returns on capital, all of which the board of directors believed have a strong potential to create meaningful shareholder value following the consummation of the Business Combination.”

Embedded Upside Opportunities From Estre’s Landfill Assets, page 122

31.                               Please quantify the “meaningful contribution” that Estre’s management expects from its power generation operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 130 of Amendment No. 1 to more fully describe the meaningful contribution that Estre expects to derive from its power generation operations.

32.                               Please provide details regarding the increased sorting and recycling requirements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45, 46, 130 and 131 of Amendment No. 1 to explain that the increased sorting and recycling requirements are under the broad mandate of the National Solid Waste Policy.

Longer-Term Contracts, with Inflation-Adjusted Pricing, Provide High…, page 122

33.                               Please revise to disclose the percentage of contacts that are renewed or extended.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 131 of Amendment No. 1 to indicate that for the period from January 1, 2015 through September 30, 2017, Estre’s contract renewal rate across all of its business segments was 97.0%.

Strong Chief Executive Officer, page 123

34.                               Please revise to elaborate on Mr. Pedreiro’s “management by objective” approach.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 1 to elaborate on Mr. Pedreiro’s “management by objective” approach.

Terms of the Business Combination, page 125

35.                               Please specify the terms of the business combination that Boulevard’s board considers to be a basis for its approval of the business combination and why such terms are favorable to Boulevard.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128 to 134 of Amendment No. 1 to specify the terms of the business combination that Boulevard’s board considered as a basis for its approval and why it believed such terms to be favorable to Boulevard.

36.                               Please discuss in more detail the “uncertain political environment” and its potential impact referenced on page 126 that were considered negative factors by Boulevard’s board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 1.

Reconciliation of Non-IFRS Financial Measures and Income Statement Data, page 126

37.                               We note that of the 39.3 million expenses adjusted for as other non-recurring expenses in your determination of Adjusted EBITDA for the year ended December 31, 2016, R$33.1 million relates to stock options expense. During the year ended December 31, 2015, all of the other non-recurring expenses appear to be related to stock options expense. Please explain why you are excluding these costs from your determination of Adjusted EBITDA, including why these expenses are characterized as non-recurring. Refer to Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that these expenses relate to a specific restructuring incentive plan implemented on a one time basis in 2015 as part of Estre’s restructuring effort. This plan was first introduced to the participants in 2013, with the specific objective of retaining a small number of key management personnel while Estre addressed its poor performance by way of the restructuring, with the effect of resolving leadership uncertainties. The restructuring incentive plan is not open for new participants and does not allow for additional grants to be awarded to the participants of the plan. The vesting period of the options was short, with the majority vesting in 2016 and the remaining vesting in 2017 through to 2018, corresponding to a few participants that joined Estre after 2013 and through 2015. The awards and payments under the restructuring incentive plan were separate from the normal compensation of the participants as employees of Estre, which was then and has continued to be comprised of salary plus bonus, with the bonus based primarily on the employee’s performance and attainment of certain goals. As such, Estre believes that the related expenses are non-recurring in nature as they will only have an immaterial impact on the financial statements through to 2018 and no impact beyond such year.

In response to the Staff’s comment, the Company has provided additional disclosure describing this restructuring incentive plan on pages 249 to 251 of Amendment No. 1. In addition, the Company has revised the disclosure throughout Amendment No. 1 where Adjusted EBITDA is presented to clarify that these expenses related specifically to Estre’s restructuring efforts.

Accounting Treatment, page 153

38.                               You have determined that the transaction will be accounted for as a reverse acquisition whereby Estre will be the accounting acquirer. Please provide us with a summary of the analysis you performed pursuant to IFRS 3.6 and 3.7 in making this determination. Please specifically address each of the factors outlined in paragraphs B13 through B18 of IFRS 3. In this regard, we note that Boulevard’s existing stockholders are expected to own approximately 56.6% of the outstanding share capital of Newco. Please also specifically address what consideration you gave to the outstanding warrants to purchase 28,250,000 Boulevard Class A Common Stock in your analysis.

Response: The Company respectfully advises the Staff that it considered the following factors in concluding that Estre will be the accounting acquirer upon completion of the Business Combination transaction.

According to IFRS 3, Business Combinations (“IFRS 3”), for each business combination, one of the combining entities shall be identified as the acquirer (IFRS 3.6), and in doing so, the guidance in IFRS 10 (“IFRS 10”), Consolidated Financial Statements, shall be applied to identify the entity that obtains “control” of the acquiree. (IFRS 3.7)

In addition, when the guidance in IFRS 10 does not clearly indicate which of the combining entities is the acquirer, the guidance in IFRS 3 paragraphs B14 through B18 shall be considered.

The Company considered, in particular, the guidance in paragraphs B15 through B18 as follows:

•                                          IFRS 3.15 states that in a business combination effected primarily by exchanging equity interest the acquirer is usually the entity that issues its equity interest, however, in some business combinations, commonly called ‘reverse acquisitions’, the issuing entity is the acquiree.

Under the proposed Business Combination transaction, the Company, will be the entity issuing the shares to effect the transaction to the former shareholders of Estre and Boulevard, however, as further explained below, the Company’s relevant activities will be those of Estre, which will continue to be managed by Estre’s senior management.

•                                          Pursuant to IFRS 3.15 the other facts and circumstances that were considered in identifying the acquirer in a business combination effected by exchanging equity interests were as follows:

1.                                      IFRS 3.15 (a), the relative voting rights in the combined entity after the business combination.

Even though Boulevard’s current existing shareholders are expected to own a total combined 56.6% of the outstanding share capital of the Company following the consummation of the Business Combination, the Boulevard shareholders that will own 45% of the Company’s share capital are dispersed among numerous investors who individually own shares that are publicly traded in the open market and it is unlikely that they will act as a control group. The remaining 11.6% will be owned by certain affiliates of the Sponsor.

In addition, in the event the Boulevard Warrants are exercised and converted into Ordinary Shares of the Company, the current Boulevard shareholders’ interest would increase to 67.3%, however, based on the above, this will not result in them obtaining control of the Company.

2.                                      IFRS 3.15 (b), the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest—The acquirer is usually the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

The existing shareholders of Estre are expected to own approximately the following share capital interest in the Company following consummation of the Business Combination:

BTG Pactual Group	28.3%
Wilson Quintella Filho	5.3%
Gisele Mara de Moraes	3.7%
Wilson Ferro de Lara	2.3%
Angra	3.6%
Total	43.2%

Based on the above, BTG Pactual Group will be the largest minority shareholder in the Company.

3.                                      IFRS 3.15(c), the composition of the governing body of the combined entity—The acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The Company’s Board of Directors will be comprised of 11 members, seven of whom will be new independent Directors, one member appointed by Avenue (Mr. Stephen S. Trevor) and two members who are currently Directors of Estre (Mr. Sergio Pedreiro and Mr. Andreas Yutaka Gruson). As a result, none of the shareholders will have the ability to elect or appoint or to remove a majority of the member of the Board of Directors.

4.                                      IFRS 3.15 (d), the composition of the senior management of the combined entity—The acquirer is usually the combining entity whose (former) management dominates the management of the combined entity.

As described on page 318 of Amendment No. 1, the Company’s executive officers will all be Estre’s current management officers who have been appointed by BTG Pactual Group.

•                                          IFRS 3.16, states that the acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues or profit) is significantly greater than that of the other combining entity or entities.

Estre’s relative size is significantly larger than that of Boulevard, as solely Estre’s operations will be the ongoing operation of the Company.

•                                          IFRS 3.17, states that in a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.

As described on page 124 of Amendment No. 1, Mr. Andreas Yutaka Gruson, who is currently a member of the Board of Directors of Estre, contacted Boulevard’s acquisition team to determine whether Boulevard might be interested in considering a transaction with Estre, initiating the discussions for a possible business combination.

•                                          IFRS 3.18, states that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs B13—B17.

Because the Company has been formed to effect the business combination, the Company analyzed the guidance in IFRS 3 paragraphs B13 through B17, to determine if Estre or Boulevard, which are the entities that existed before the Business Combination was announced, is the accounting acquirer.

The Company considered all of the above factors and concluded that the above assessment supports the determination that Estre is the accounting acquirer for purposes of the Business Combination.

Unaudited Condensed Combined Pro Forma Financial Information, page 154

Note 2. Adjustments to the Unaudited Combined Pro Forma Statement of…, page 162

39.                               For adjustment (A), please clearly show how you are arriving at the number of shares to be issued and correspondingly the gross proceeds associated with the transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 171 and 172 of Amendment No. 1, to show how the number of shares to be issued and the gross and net proceeds are calculated.

40.                               We note from page 150 that Angra has until September 24, 2017 to decide on the put option. For adjustment (G), please revise your disclosures to update for the exercise of this put option depending on what Angra has decided. Please also disclose how the put option has been accounted for in the historical financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed in the section titled “Angra Put Option Rights” on page 159 of Amendment No. 1, Angra is currently a shareholder of Estre holding 8.21% of the Estre Shares prior to giving effect to the contemplated Business Combination. In 2011, the Estre Shareholders entered into a shareholders agreement (the “Estre Shareholders’ Agreement”) under which Angra was granted a put option that permits Angra to sell all, but not less than all, of its Estre Shares to Estre in the event its interest in Estre is diluted to a holding of less than 5%, due to a capital contribution or other events described in the Shareholders’ Agreement. The option price is fair market value and it shall be paid within six months after the exercise of the put option.

In the event Angra decides to contribute its Estre Shares to the Company, the terms of the put option that it currently holds with regard to Estre Shares will be preserved and it will be able to exercise the put option with regard to Estre Shares if its interest in Estre is diluted to less than 5%, at the estimated price described below. In addition, Angra will not be subject to the lock-up provisions to which Estre’s other shareholders will be subject to.

In the event Angra decides not to contribute its Estre Shares to the Company, Angra will remain as a minority shareholder of Estre and would hold approximately 3.6% of the outstanding share capital of Estre upon the closing of the Business Combination (assuming that none of Boulevard’s existing Public Stockholders exercise their redemption rights and depending upon the other assumptions set forth elsewhere in Amendment No. 1) and will continue to hold its put option under the terms of the Estre Shareholders’ Agreement.

The aggregate put option price at which the put option would be exercisable by Angra ranges between US$21.0 million and US$24.0 million, with the exact aggregate put option price dependent on the amount of cash that Boulevard has at the closing of the

Business Combination. The put option can be exercised during a six month period after Angra’s interest is diluted to less than 5%. Estre will be required to pay the put option price within six months from the put option exercise date, and interest will accrue thereon at a rate of the IPCA plus 9.5% per year from such date until the date of payment to Angra.

Angra’s put option is not accounted for as a liability in Estre’s historical financial statements as it only becomes exercisable in the event Angra is diluted to a holding of less than 5% of Estre’s shares due to certain events, which are under Estre’s control.

Note 3. Adjustments to the Unaudited Combined Pro Forma Statements of Profit…, page 164

41.                               For adjustment (AA), please expand your note to clearly show how you arrived at the pro forma interest adjustment amounts, including the amount of debt and corresponding interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X. Further, please disclose the effect on income of a 1/8 percent variance in interest rates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 174 and 175 of Amendment No. 1 to clarify how the pro forma interest adjustment amounts were arrived at, and to disclose the effect on income of a 1/8 percent variance in interest rates.

42.                               For adjustment (BB), you note that as pro forma pre-tax losses are being reflected, the pro forma adjustment (AA) for the recalculation of financial expenses levied on debentures is assumed not to have any impact on either the current or deferred income taxes and social contribution taxes in both periods presented. We note that you historically recorded both current and deferred income and social contribution taxes for the year ended December 31, 2016 and the period ended March 31, 2017 though you reported pre-tax losses. In this regard, please further explain in your disclosures why similar tax amounts are not being reflected in your pro forma financial information.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre’s indebtedness which will be partially repaid in connection with the Business Combination is held in Estre, the parent company of the operating companies consolidated by Estre, which reported tax losses and zero expense for current income and social contribution taxes in the year ended December 31, 2016 and the six month period ended June 30, 2017. The amounts recorded as an expense for current income and social contribution taxes in Estre’s consolidated statement of profit and loss relate entirely to subsidiaries of Estre, and not to the parent company where the majority of Estre’s consolidated indebtedness is recorded. Therefore, the current income tax effect on the pro forma adjustment (AA) has not been calculated as Estre will continue reporting tax losses on a pro forma basis for the periods presented, even after giving effect to the Debt Restructuring and reduction of financial expenses.

The Company further advises the Staff that the disclosures regarding adjustment (BB) have been revised to explain why tax amounts are not being reflected in the pro forma financial information in relation to this adjustment.

43.                               Please clearly show how you arrived at the pro forma weighted average share amounts. Please also disclose any shares not included for anti-dilution reasons.

Response: The Company advises the Staff that the pro forma weighted average share amounts calculation has been included in the pro forma statement of profit or loss for the six months ended June 30, 2017 and the year ended December 31, 2016.  In addition, the Company advises the Staff that there are no shares not included for anti-dilution reasons.

Business, page 187

44.                               Please revise your disclosure on page 191 to provide details regarding the “several concrete efforts” implemented by Mr. Pedreiro.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, and 202 of Amendment No. 1 to further describe Mr. Pedreiro’s efforts in implementing a comprehensive compliance program applicable to all employees and suppliers as well as redesigning Estre’s control framework.

Corporate Structure, page 195

45.                               Please revise to include a legible chart of Estre’s corporate structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 207 of Amendment No. 1 to replace the corporate structure chart with an updated graphic.

Landfills, page 200

46.                               Please revise your disclosure to discuss CETESB’s rating system so investors can understand the significance of a rating between 9.6 and 10.0.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 213 of Amendment No. 1 to more fully discuss the processes and criteria applied by the Sao Paulo state environmental agency in assigning scores to the landfills in the state of Sao Paulo.

Management’s Discussion and Analysis of Estre Ambiental S.A.

Results of Operations, page 229

47.                               Your disclosures on pages 22 and 236 indicate that Estre has been undergoing a comprehensive financial and corporate restructuring, which has yielded several tangible benefits including reducing costs. Please expand your disclosures to quantify the anticipated future cost savings of your restructuring activities at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to prior year restructuring activities, please disclose if the anticipated cost savings were realized. If actual savings were not achieved as expected or are achieved in periods other than as expected, please disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre’s financial and corporate restructuring efforts aim to improve its internal operating procedures and consequently its financial margins, such as Adjusted EBITDA Margin and cash generation. Estre expects the future effects of these efforts to result in Estre achieving operating margins in line with those Estre has recorded over the past years. These efforts commenced in 2015 and the results have been as expected.

In connection with Estre’s restructuring efforts, Estre incurred restructuring and reorganization expenses of R$7.5 million for the six months ended June 30, 2017, reflecting (i) R$0.4 million related to employee termination expenses, and (ii) R$1.5 million relating to Estre’s restructuring incentive plan and (iii) R$5.6 million relating to one-time compensation expense. In 2016, Estre incurred restructuring and reorganization expenses of R$39.3 million, reflecting (i) R$10.4 million related to employee termination expenses and (ii) R$28.9 million relating to Estre’s restructuring incentive plan, and in 2015, Estre incurred restructuring and reorganization expenses of R$9.1 million relating primarily to Estre’s restructuring incentive plan, and R$1.9 million associated with employee termination expenses.

While Estre’s restructuring plan was designed and implemented on a company-wide basis, expenses and cost savings derived from the plan primarily impacted Estre’s Landfill and Collections segments. While Estre continues to seek ways to improve efficiency and productivity, particularly through the further implementation of IT system upgrades, it does not anticipate significant employee termination expenses or restructuring incentive payments in connection with these efforts going forward.

In response to the Staff’s comment, the Company has revised the disclosure on pages 249 to 251 of Amendment No. 1 to further describe the impacts of Estre’s restructuring efforts as described above.

48.                               In 2016, you proactively terminated commercial arrangements with almost all of the suppliers that were parties to transactions found not to be properly documented. As a matter of caution, a majority of the suppliers that provided services in the 2015 to 2016 period and whose services were found to be properly documented were also terminated. If material, please discuss the expected impact of terminating these relationships with suppliers on your results of operations. Refer to Item 5D of the Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 255 of Amendment No. 1 to indicate that Estre’s management does not believe that the contract terminations effected in response to the internal investigations described in the Registration Statement had a material effect on Estre’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, and Estre believes that such terminations would not cause in any way distortions between reported financial information and future operating results or financial condition. The 53 contracts terminated mainly related to ancillary functions such as consulting and legal services and did not relate to Estre’s core business. To the extent certain terminated contracts related to the supply of materials and goods to support Estre’s operational activities such as machinery leasing, these contracts were replaced by other suppliers with an equal or greater quality with minimal costs.

49.                               You disclose on page 71 that you have contracts with customers that will expire in 2017 and 2018. Due to the materiality of these contracts (41.8% of net revenues), please tell us the status of your current competitive bid process and discuss in MD&A the impact these contracts will have on your operations if Estre does not win the bid process. Refer to Item 5D of the Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 to 78 of the “Risk Factors” section on Amendment No. 1 to provide an update in terms of the competitive bidding processes in both São Paulo and Curitiba and to more fully address the potential risks in the event these contracts are not renewed.

The Company has also included a corresponding discussion of the status of these competitive bidding processes and associated risks in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Competitive Bidding Processes and Revenue Impact” on page 248 of Amendment No. 1, with a focus on the potential income statement and other impacts of losing the competitive bidding processes for Estre’s Curitiba and São Paulo contracts.

50.                               We note that there have been significant changes in your effective tax rate in recent periods. Specifically, the effective rate was -3.5% for 2015, 45.1% for 2016, and 20.1% for the three months ended March 31, 2017. Please expand your disclosures of income tax expense to discuss the changes in the effective tax rate from period to period and correspondingly the significant factors that impacted the rate from period to period. Please quantify the material factors disclosed as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please specifically disclose whether you are aware of any reasons why the effective tax rate in the historical financial statements may not be indicative of your expected effective tax rate in future periods. Please refer to Item 5A of the Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre’s effective tax rate is principally impacted by the unavailability of sufficient future taxable income against which to recognize deferred tax assets, pursuant to IAS 12.24 and 34. This causes volatility in Estre’s effective tax rate as Estre is not able to recognize deferred tax assets on deductible temporary differences, such as those generated by (i) the recognition of impairment losses (which are only deductible for income tax purposes upon sale or disposal of the impaired asset), (ii) provisions for doubtful accounts and for contingencies, or (iii) its tax losses for the period. Should Estre’s assessment of the probability of available future taxable income change such that Estre is able to recognize deferred tax assets on all of its deductible temporary differences, the variances in its effective tax rate between periods would likely be lower.

In response to the Staff’s comment, the Company has revised the disclosures on page 262 of Amendment No. 1 to reflect the above.

51.                               Please better clarify how the depreciation amounts provided in your results of operations discussion correlate to the amounts presented in your notes to the financial statements. For example, you disclose on page 256 that cost of services for the landfills segment increased due to a $61.5 million increase in depreciation charges. Please better clarify in your disclosures how to correlate this amount to the tables presented on pages F-90 and F-91. For example, the increase in depreciation charges for landfills (land and implementation of cells) based on the amounts presented in these tables appears to only be approximately 1.6 million from 70.3 million in 2015 to 71.8 million in 2016.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Landfills segment includes items of PP&E other than landfills, such as vehicles, operating equipment and buildings, and their related depreciation expense, which explains the increase noted in the comment.

Critical Accounting Policies, page 240

Allowance for Doubtful Accounts, page 240

52.                               Please further expand your disclosures to better address how you perform your assessment of whether trade accounts receivable are impaired and correspondingly whether an allowance needs to be recorded pursuant to IAS 39.58 and 59. Please ensure that your disclosures address the following:

•                  Please disclose your basis for waiting until a receivable becomes more than 360 days overdue prior to recording an allowance for doubtful accounts. In addition, we note that the allowance as of December 31, 2016 was 141.1 million whereas the overdue for more than 360 days was 151.5 million; therefore, it does not appear that an allowance was recorded for all receivables more than 360 days overdue. Please advise;

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in the absence of specific evidence that a customer will be unable to pay, or of an agreement to renegotiate overdue amounts, Estre fully provides for amounts overdue by more than 360 days.

The timing of amounts due, principally from Estre’s public sector customers (principally municipal governments), is highly dependent on the availability of cash held by municipalities for payment to suppliers, which is impacted by many factors such as the electoral calendar and the economic crises in Brazil which has adversely impacted tax receipts of several municipalities that Estre serves. However, municipalities who have contracted Estre’s services are legally obliged to fulfill their commitments. While municipalities frequently delay payments for services, municipalities are not able to forfeit or default on their payments to suppliers, as municipalities in Brazil are not able to declare bankruptcy, ultimately being bailed out by state or federal governments in the event of noncompliance with budgetary responsibility laws and governance standards.

In many cases, municipalities with whom Estre has overdue receivables enter into agreements with Estre whereby Estre agrees to renegotiate the timing of payment of their overdue debts, sometimes forfeiting penalties and part of the interest contractually due on late payments. However, these renegotiations never forfeit any principal amount of debt due and include an inflation adjustment to the overdue amounts.  When Estre has sufficient evidence that its customers are committing to their revised payment schedules (at least two months of timely payments), Estre reverses the corresponding previously recognized allowance for doubtful accounts while continuing to monitor the payment of this negotiation.

Amounts that have been renegotiated are paid according to a revised schedule, however Estre continues to classify these as overdue in its financial statements, as they are overdue from their original maturity dates. Therefore, Estre does not have provisions (or has reversed previously recognized provisions) in connection with overdue amounts that are being paid to Estre under renegotiated payment schedules, and, as a result, does not have an allowance for doubtful debts that fully covers the amount of debt which we classify as overdue for more than 360 days.

In response to the Staff’s comment, the Company has revised the disclosure on pages 256 and 257 of Amendment No. 1 to reflect the above.

•                  Your overdue accounts receivable increased by 27.7 million from December 31, 2016 to March 31, 2017 whereas your allowance for doubtful accounts only increased by 4.6 million. Similarly we note that your overdue accounts receivable increased by 134.1 million from December 31, 2015 to December 31, 2016 yet your allowance for doubtful accounts decreased by approximately 12.8 million. Please address your consideration of these trends in determining the appropriate allowance amounts;

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as explained in the above responses to this comment, the overdue balances in the aging table also include balances that, although are overdue for more than 360 days from their original maturity date, are not provisioned since Estre has subsequently successfully renegotiated their payment. As such, the increase in overdue accounts does not necessarily follow the trend in the increase of the allowance for doubtful accounts.

•                  On page 258, you disclose that you were able to reverse your allowance for doubtful accounts resulting mainly from your customers’ formal recognition of certain debts. Please help us better understand what is meant by this and why there would not have been previous recognition at the time of recording the related revenue; and

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as discussed above, Estre has been able to recover amounts owed by its customers through renegotiations of payment schedules on many of its overdue accounts. Estre’s ‘customers’ formal recognition of certain debts means their agreement to these renegotiated payment schedules and proved commitment to them as evidenced by their timely payments of amounts due under the new maturities. When Estre has sufficient evidence that its customers are committing to their revised payment schedules (at least two months of timely payments), Estre reverses the corresponding previously recognized allowance for doubtful accounts while continuously monitoring the payment of this negotiated schedule.

In response to the Staff’s comment, the Company has revised the disclosures on pages 256 and 257 of Amendment No. 1.

•                  Revise disclosure in MD&A to discuss the factors that lead to the increases and decreases in the additional allowance and reversal of allowance line items included in your change in allowance for doubtful accounts tables presented on pages F-13 and F-77. In this regard, you disclose a net number and MD&A does not specifically address why there was a significant increase in the additional allowance in the three months ending March 31, 2017 compared to March 31, 2016.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the MD&A on page 274 of Amendment No. 1 to further address those factors that impacted Estre’s allowance for doubtful accounts and reversal of allowances in the six months ended June 30, 2017 as compared to the same period of 2016, noting that the March 31, 2016 and 2017 discussions have been removed from Amendment No. 1.

53.                               Given that landfills represent approximately 40% of your total property, plant and equipment recorded and 12% of your total assets as of March 31, 2017 and the provision for landfill closure represents approximately 14% of your total liabilities as of March 31, 2017, please expand your disclosures to clarify how you account for the assets and liabilities recorded related to your landfills and disposal facilities and the corresponding assumptions and judgments used in your accounting. Please specifically address the following in your disclosures:

•                  Please disclose the nature of costs included in each of these assets and liabilities, including if there any type of developmental costs capitalized prior to the landfill sites becoming operational as well as what is meant by implementation of cells as included in your description of landfills on page F-90;

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 258 of Amendment No. 1 to reflect the responses set forth below in relation to landfill accounting.

Nature of costs included in landfill assets

Costs capitalized and included in Estre’s landfill assets include engineering designs and plans, earth-moving and excavation costs, construction, safety equipment, costs of obtaining environmental licenses and operating permits, installing piping for collection of biogas and installing lining material that prevents leachate leaking into the soil. As landfill capacity is used, periodically further lining is installed to seal layers or sections of the landfill, which Estre refers to as the ‘implementation of cells.’

Nature of costs included in our provision for landfill closure

Costs Estre expects to incur upon exhausting capacity at each of its landfills include the ongoing maintenance costs such as soil and air monitoring, leachate drainage and disposal and site security.

•                  Please disclose when these assets and liabilities are recorded;

Response: Costs capitalized into Estre’s landfill assets are recognized when incurred, and depreciated from the moment that they are in the condition in which they are able to be used, in line with IAS 16.55.

Estre’s provision for landfill closure is recognized at present value and accreted as landfill capacity is used over time for the time value of money.

•                  Please disclose how you amortize or accrete each of these amounts, including how you determine the amount that should be amortized or accreted and the significant factors that impact the amount you record each period;

Response: Estre’s landfill assets are amortized over their expected useful lives calculated based on the usage volume of the landfill.

Estre’s provision for landfill closure is accreted as the capacity of each landfill site is used. The amount accreted is the total estimated closing and ongoing future operating costs expected to be incurred once landfill capacity is exhausted, discounted to present value, and divided by the usage of capacity in the period. The provision is further accreted for the passing of time as the expected date of closing approximates.

•                  Please disclose how you determine what is licensed capacity;

Response: Licensed capacity is determined based on the requisite approval by the applicable environmental regulatory agencies, according to each landfill’s location, environmental and geological attributes.

•                  Please disclose how you determine the appropriate discount rate to use; and

Response: Estre’s discount rate used to bring the future estimated landfill closing costs to present value is its pre-tax weighted average cost of capital, which Estre believes represents an appropriate rate reflecting market assessments of the time value of money and the risks specific to the liability, in line with IAS 37.47.

•                  Please address what impairment considerations are given in regards to the assets recorded.

Response: Estre’s landfill assets are grouped together with other assets including buildings and operating equipment in a given geographical area that form a cash generating unit (CGU), as these operate in an integrated manner serving waste collection contracts in nearby municipalities.

Estre’s CGUs have goodwill allocated to them and are tested annually for impairment by comparing their carrying values to their recoverable amounts which are determined by the CGUs value-in-use based on projections of discounted future cash flows to be generated from the operations of each CGU.

In the event that the an impairment test finds that the recoverable amount of a CGU is lower than its carrying amount, the assets of the CGU are impaired by firstly allocating any charges to goodwill, and subsequently to the remaining assets of the CGU.

54.                               In addition to landfills, we note that your waste management infrastructure also includes other types of facilities, stations, and plants as discussed on page 18. Please clarify whether there are any environmental obligations related to these as well and correspondingly how you account for them.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre’s waste management infrastructure includes facilities within Estre’s landfills that are subject to environmental monitoring. However, there are no separate accounting policies applicable to these other facilities, as they are physically located within Estre’s landfills, and, accordingly, accounting provisions for such facilities are considered and included in calculating provisions for landfill closure in the manner described in response to Comment 53 above.

Financial Statements of Estre Ambiental S.A.

General

55.                               Pursuant to Item 8.A.5 of the Form 20-F, please provide interim financial statements for the period ended June 30, 2017.

Response: In response to the Staff’s comment, the Company has included Estre’s interim financial statements for the six months ended June 30, 2017 in Amendment No. 1.

Audited Financial Statements

Consolidated Statement of Cash Flows, page F-37

56.                               Please help us better understand how your presentation of monetary variation, financial charges, and interest is consistent with the guidance of IAS 7. Please specifically address what is included in this line item as monetary variation as well as confirm that no amounts of interest have been paid and need to be presented separately. Please refer to IAS 7.31 through 34 as well as Illustrative Example A to IAS 7.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the line item ‘monetary variation, financial charges, and interest’ within Estre’s consolidated statement of cash flows includes the following:

•                  Interest and financial charges on debt, and

•                  the effect of adjusting certain of Estre’s tax liabilities which are indexed to inflation, which is referred to as ‘monetary variation.’

In addition, the Company confirms that no amounts of interest paid are included in this line item. Amounts relating to interest paid are presented under Financing activities under the line item ‘Payment of Interest and financial charges.’

Notes to Consolidated Financial Statements, page F-38

General

57.                               Your disclosures on pages 22 and 236 indicate that you have been undergoing a comprehensive financial and corporate restructuring. Please advise what consideration was given to providing the disclosures required by IAS 37 related to your restructuring activities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that while Estre has undertaken comprehensive financial and corporate restructuring efforts over the  past years, as at June 30, 2017, December 31, 2016 and 2015, Estre had not met the conditions in IAS 37.72 for recognition of a constructive obligation in relation to its restructuring activities (principally the termination of employment contracts), as no plan covering proposed restructuring activities had been formalized and/or communicated to employees as at the respective balance sheet dates. As such, no corresponding disclosures required by IAS 37 were included in the financial statements as of those periods.

Furthermore, the time taken between decisions to terminate employment contracts and implementing such terminations has generally been short, typically one or two months.

Note 1 — Operations

1.3 Divestiture, page F-40

58.                               In regards to CGR Dona Juana S.A. ESP, please tell us how you determined you met the criteria of IFRS 5.6 through 14 to classify this entity as held for sale following the execution of the agency agreement on January 9, 2016 as well as how this classification continues to be appropriate given the entity still has not been sold. We also note that in the event that USA Global is unsuccessful in securing a buyer, you will reassume control.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre has classified CGR Dona Juana S.A. ESP as held for sale at the carrying amount of its investment in this entity will be recovered principally through a sale transaction rather than through continuing use, as per IFRS 5.6. Estre has assessed the requirements of IFRS 5.6 through 14 as follows:

•                                          The investment is available for immediate sale in its present condition,

•                                          An active program to locate a buyer and complete the sale is underway through Estre’s agreement with USA Global, which has been approved by management; and

•                                          The sale is highly probable given that USA Global MKT, Estre’s partner and co investor in CGR Dona Juana S.A. ESP, agreed to seek out a compatible buyer for Estre’s interest in Dona Juana and, in the meantime, advanced payments to Estre for the sale.  At this juncture, USA Global has identified a potential third party buyer for Estre’s interest in CGR Dona Juana S.A. and has initiated the process of seeking approval by the Colombian regulatory authorities, which is common in this type of transaction. In addition, CGR Dona Juana S.A. ESP is generating results below its sale value, which underlines the management’s intention to sell.

In the event that USA Global is unsuccessful in securing a buyer, it is the intention of USA Global and Estre to terminate the agreement with the Colombian regulatory authorities to operate CGR Dona Juana S.A., and Estre will not reassume control of Dona Juana.

The Company further advises the Staff that Estre has revised the disclosure under “Risk Factors-Risks Related to Estre-Estre may be liable in connection with discontinued operations over which it currently has no control” on page 90 “Business-History” on page 205  and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Estre’s Results of Operations—Divestments” on page 252 of Amendment No. 1 to clarify that Estre will not reassume control if USA Global is unsuccessful in securing a buyer.

1.3.5 — Sale of CDR Pedreira, page F-42

59.                               Please disclose what caused the write-off of the call option given that it was not set to expire until October 2017.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that on May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of the CDR Pedreira to an independent third party, Estre agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016.

The Company further advises the Staff that the disclosure in Note 1.3.5 to Estre’s financial statements on page F-47 of Amendment No. 1 has been revised to clarify this matter.

Note 1.4. Investigation

1.4.1. Operation “Lava-Jato” and Its Impacts on the Company and Its Investees, page F-44

60.                               You made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling 53.4 million related to payments made that are not properly supported by evidence of any process to hire professionals or services or buy materials. Please address the following:

•                  Please tell us what period this adjustment was recorded and the corresponding line item impacted;

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as a result of these investigations, adjustments were made to write-off ‘Property, plant and equipment’ on the statement of financial position against ‘Other operating income (expenses), net’ in the statement of profit and loss by the following amounts in the respective periods:

Six months ended June 31, 2017:	nil
Year ended December 31, 2016:	R$3.7 million
Year ended December 31, 2015:	R$18.1 million

Year ended December 31, 2014:	R$17.2 million
Prior to December 31, 2013:	R$14.4 million

•                  Please clarify in your disclosures whether there is the risk of additional charges being recorded related to this same investigation and whether you have reflected this matter in your IAS 37 disclosures provided beginning on page F-105; and

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as of December 31, 2016, Estre’s investigation was concluded and Estre currently does not believe there is any risk of further charges being recognized. Therefore, Estre has deemed that no provision or disclosure in relation to the matter pursuant to IAS 37 is required in its financial statements. The Company further advises the Staff that Estre has revised the disclosure in Note 1.4.2 to its financial statements on page F-51 of Amendment No. 1 to clarify this matter.

•                  Please tell us what consideration you gave as to whether this adjustment should have been treated as an error pursuant to IAS 8.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the adjustments were appropriately recorded in the corresponding periods in which the related payments to black-listed suppliers were made, upon the issuance of Estre’s financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016. As such, under IAS 8 there is no error to be corrected for.

2.5 — Investment in Associates and Joint Ventures, page F-50

61.                               We note that there are multiple investments in which you own greater than 50% of the total interest. Please tell us how you determined pursuant to IFRS 10 that you do not control these entities. Please also refer to IFRS 10.B34 through B54.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre has concluded that it does not control certain entities in which it owns more than 50% of the total interest, as its voting rights in respect of these entities are not substantive, as Estre has entered into shareholder agreements with its other partners in these investments which either require substantive decisions to be made unanimously or grant significant veto rights to the minority shareholders in these entities. Therefore, pursuant to IFRS 10.B36 and B37, Estre does not have power over these investments.

The Company further advises the Staff that Estre has revised its financial statements and clarified the disclosures in Note 2.2.

Note 13. Intangible Assets, page F-93

62.                               Please reconcile between the amounts presented in the table labeled breakdown of intangibles and the changes in intangibles that shows the goodwill balances at

December 31, 2015 and December 31, 2016 as 527,930 and 483,140, respectively and the total amount of goodwill allocated to the CGUs. In this regard, at December 31, 2016 you have 506,277 allocated to goodwill for the five CGUs listed and 575,119 of goodwill allocated at December 31, 2015.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the tables in Note 13 to Estre’s financial statements on pages F-100 and F-101 of Amendment No. 1 have been revised as follows:

•                                          The first table to Note 13 disclosing the breakdown of intangible assets has been revised to reclassify 13.9 million of licenses which were erroneously included in the ‘Goodwill on acquisitions’ line item to ‘Other intangible assets.’

•                                          The tables of changes in intangibles tables have also been revised to reflect the above reclassification.

•                                          The tables disclosing goodwill allocated to the CGUs have been revised to provide further details on the carrying amounts of goodwill allocated to CGUs that were tested for impairment, any impairment charges in the period, and the carrying value of goodwill at the end of the period. In addition, the line for the CGU ‘Loga,’ was eliminated, as it was erroneously included in the table even though it relates to an equity-method investee for which no goodwill is allocated to Estre’s CGUs for impairment testing purposes.

63.                               You state on page 261 that you incurred 44.8 million of impairment charges in 2016 related to CTR Itaborai landfill because of lower than expected returns from this project. We note the impairment in the table presented on F-93; however, it is unclear how this was reflected in the table of goodwill allocated to CGUs on page F-95. In this regard, the CTR Itaborai CGU appears to have 58,017 of goodwill allocated to it at December 31, 2015 and 47,229 of goodwill allocated to it at December 31, 2016.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as noted above in the response to Comment No. 62, the tables disclosing goodwill allocated to the CGUs have been revised to clarify the information disclosed in each column. It should be noted that the goodwill balance allocated to the CTR Itaborai CGU of 58,017 and 47,229 at December 31, 2015 and 2016, respectively, refer to the goodwill balance that was tested for impairment in the corresponding period prior to recording any impairment charge resulting from the test.

64.                               We further note in your table on F-95 that at December 31, 2016 the value in use is lower than the carrying amount of the CTR Itaborai CGU. In light of this, your historical and current impairments and the lower than expected returns on this project, please tell us how you determined your impairment about of 44.8 million and how your impairment test complies with IAS 36.58 through 64. Also, tell us how you considered this information in your impairment testing of the landfill.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as noted above in the responses to Comment Nos. 62 and 63, the original table on page F-102 of the Registration Statement disclosed the carrying amount of goodwill allocated to CGUs that was tested for impairment, prior to the recognition of any impairment charges. For the CTR Itaborai CGU, the carrying amount of goodwill allocated to the CGU was higher than its value in use, resulting in the recognition of an impairment charge of R$44.8 million. Estre calculated the R$44.8 million impairment charge by comparing the carrying amount of the CGU to the CGU’s recoverable amount, being the higher of its value in use or fair value less costs to sell. The impairment charge was entirely allocated to goodwill.

Note 21 — Provision for Landfill Closure, page F-104

65.                               In your rollforward of the provision for landfill closure, please separately show the impact of each significant factor causing a change in the carrying amount pursuant to IAS 37.84. For example, please separately show the impact of additions made to the provision from changes due to the discounted amount from the passage of time and/or the effect of changes in discount rates.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre has revised the disclosure to Note 21 of its financial statements, in order to separately present the impact of each significant factor causing a change in the carrying amount pursuant to IAS 37.84, as follows:

	2016	2015
Balance at beginning of period	83,071	65,584
Additions to existing provisions	10,094	11,577
Effect of passage of time	8,455	5,910
Balance at end of period	101,620	83,071

66.                               Please clarify in your disclosures when and how you record the provision for landfill closure. For example, it is not clear if you record the provision as the landfill capacity is consumed or when the landfill becomes operational pursuant to IAS 37.14.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre’s provision for landfill closure is recognized as the landfill capacity is consumed. Estre has revised the disclosure to Note 2.17 of its financial statements on page F-75 of Amendment No. 1, in order to provide further clarification.

67.                               Please disclose the expected timing of outflows related to this provision pursuant to IAS 37.85(a).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the expected timing of outflows related to Estre’s provision for landfill closure is as follows in the table below. We have revised our disclosure to Note 21 of Estre’s financial statements, in order to disclose this information as required by IAS 37.85(a).

Period	As at December 31, 2016
Up to 1 year	15,499
1 to 5 years	17,534
After 5 years	68,587
Total	101,620

68.                               On page F-69, you disclose that the provision for landfill closure is recorded based on the estimated costs discounted using a pre-tax long-term risk-free rate. Please help us better understand how this risk-free rate used reflects the current market assessments of the time value of money and risks specific to the liability pursuant to IAS 37.47.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the rate of 14.30% p.a. disclosed in Note 2.17 to Estre’s financial statements is Estre’s pre-tax average weighted cost of capital. As such, Estre has appropriately revised its disclosure in Note 2.17 to the financial statements on page F-75 of Amendment No. 1.

Note 22. Provision for Legal Proceedings, page F-105

69.                               In your table showing the changes in provisions for contingencies, please separately show changes due to payments made from changes due to reversals of the provision. Refer to IAS 37.84.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre has revised Note 22 to its financial statements on page F-114 of Amendment No. 1 in order to separately present changes due to payments made from changes due to reversals of the provision, as follows:

	Labor	Tax	Civil	Total
Balance at December 31, 2014	26,106	49,424	1,784	77,314
Additions	31,532	50,398	6,094	88,024
Reversals	(11,038)	(28,995)	(4,928)	(44,961)
Payments	(5,344)	—	(540)	(5,884)
Balance at December 31, 2015	41,256	70,827	2,410	114,493
Additions	22,536	34,179	1,175	57,890
Reversals	(9,032)	(6,775)	(1,576)	(17,383)
Payments	(6,102)	—	(444)	(6,546)
Balance at December 31, 2016	48,658	98,231	1,565	148,454

70.                               Please expand your disclosures to address the expected timing of payments to be made related to your contingencies including your basis for classifying your entire provision as a noncurrent liability. Refer to IAS 37.85.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre considers the timing of payments to be made in relation to its tax, labor and civil proceedings as uncertain. Estre believes that the classification of this provision as noncurrent is appropriate given that as of the balance sheet date, there was no expectation of payments to be made within 12 months, and as at the date of issuance of the financial statements payments had not been made in respect of these contingencies. It should be noted that legal proceedings in Brazil usually reach their conclusion after a considerable period of time, given the scope for numerous appeals.

71.                               We note the disclosures beginning on page 218 related to Legal and Administrative Proceedings and Investigations. Please help us better understand and correspondingly further clarify in your disclosures if your provisions or possible losses disclosed relate to these matters.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the information under ‘Legal and Administrative Proceedings and Investigations’ on page 231 of Amendment No. 1 has been revised to be consistent with the information in Note 22 of Estre’s financial statements on pages F-113 and F-114 of Amendment No. 1.

72.                               The possible loss for tax proceedings decreased from 288 million at December 31, 2015 to zero at December 31, 2016. Your disclosures explaining this decrease refer to 69.3 million and indicate that the amount was included in the tax installment payment program thus eliminating the contingency balance in 2016. Please further clarify whether this 69.3 million is now recorded as a liability in another financial statement line item. Also, please discuss the remaining significant components of this amount as of December 31, 2015 which were no longer disclosed as possible losses at December 31, 2016 pursuant to IAS 37.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the decrease in the possible loss from tax-related proceedings from 288 million at December 31, 2015 to zero at December 31, 2016 mainly relates to the successful outcome during 2016 of Estre’s challenge in an appeals court of a tax assessment on income and revenue taxes in 2009. The Brazilian Federal Revenue service did not challenge the decision of the appeals court, and hence Estre, with the aid of its legal counsel, has reassessed the likelihood of loss in respect of this contingency to remote.  As a result, Estre has revised Note 22 to its financial statements and eliminated the reference to 69.3 million which is unrelated to this contingency, and was erroneously included in this footnote.

73.                               If there have been significant changes or developments related to any of your legal matters during the subsequent interim period, please provide updated disclosures in your interim financial statements. Refer to IAS 34.15.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Estre’s interim financial statements as of June 30, 2017 include disclosures and a roll-forward of the balance of provisions for legal proceedings in Note 22 on pages F-112 to F-114.

Note 29. Other Operating Income (Expenses), page F-114

74.                               Please tell us how you determined it was appropriate to record the income associated with tax credits from property, plant and equipment in the other operating income (expense) line item. Refer to IAS 1.BC56.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that amounts recognized as other operating income mostly relate to tax credits recognized on purchases or expenses incurred in prior periods, for which Estre had not claimed tax credits due to its then interpretation of tax legislation. Following updated advice from Estre’s legal counsel and reassessment of tax legislation, Estre started claiming and successfully utilized tax credits from such purchases or expenses in 2015 and 2016, including in relation to prior periods.

The Company further advises the Staff that most of the income recognized in this line item refers to tax credits on operating expenditure, such as purchases of uniforms, safety equipment and other expenses which are not capitalized to property, plant and equipment.

The Company has accordingly revised the description of the line item in Note 29 to Estre’s financial statements on page F-121 of Amendment No. 1.

Interim Financial Statements

75.                               Please address the above comments as appropriate in the interim financial statements as well.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosures resulting from comments raised in the Staff’s comment letter have been appropriately reflected in Estre’s interim financial statements as of June 30, 2017, as applicable.

*          *          *

Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 1 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz

cc:                                Nudrat Salik

Melissa Rocha

Frank Pigott

Stephen S. Trevor

Sergio Pedreiro

Alan I. Annex

J. Mathias von Bernuth